SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities and Exchange Act of 1934
(Amendment No. 2)

Dreyfus Strategic Governments Income, Inc.
(DSI)
(Name of Issuer)

Common Stock
(Title of Class of Securities)

261938104
(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc. d/b/a
Karpus Investment Management
14 Tobey Village Office Park
Pittsford, New York 14534
(716) 586-4680

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

July 7, 2000
(Date of Event which Requires Filing of this Statement)

If the person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box. [ ]

(Page 1 of 4 pages)
There are no exhibits.














ITEM 1	Security and Issuer
		Common Stock
		Dreyfus Strategic Governments Income, Inc.
                        200 Park Avenue
		New York, NY  10166
ITEM 2	Identity and Background
		a) Karpus Management, Inc. d/b/a Karpus Investment Management
		    ("KIM")
		    George W. Karpus, President, Director and Controlling Stockholder
		    JoAnn VanDegriff, Vice President and Director
		   Sophie Karpus, Director
		b) 14 Tobey Village Office park
		    Pittsford, New York 14534
		c) Principal business and occupation - Investment Management for
		    individuals, pension and profit sharing plans, corporations,
		   endowments, trust and others, specializing in conservative asset
		   management (i.e. fixed income investments).
		d) None of George W. Karpus, JoAnn VanDegriff, or Sophie Karpus
		    ("the Principals") or KIM has been convicted in the past five years of
		    any criminal proceeding (excluding traffic violations).
e) During the last five years none of the principals or KIM has been a party to a civil proceeding as a result of which any of them is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state
		securities laws or finding any violation with respect to such laws.
		f) Each of the Principals is a United States citizen.
		    KIM is a New York corporation.
ITEM 3	Source and Amount of Funds or Other Considerations
		KIM, an independent investment advisor, has accumulated shares of DSI
		on behalf of accounts that are managed by KIM ("the Accounts") under
		limited powers of attorney.  All funds that have been utilized in making
		such purchases are from such Accounts.
ITEM 4	Purpose of Transaction
		KIM has purchased Shares for investment purposes.  Being primarily a
		fixed income manager, with a specialty focus in the closed end fund
		sector, the profile of DSI fit the investment guidelines for various
		Accounts.  Shares have been acquired since September 12, 1995.

ITEM 5 	Interest in Securities of the Issuer
a) As of the date of this Report, KIM owns 378,780 shares, which
represents 2.59% of the outstanding Shares.   Sophie Karpus owns 350
shares purchased on August 19, 1999 at a price of $8.25 per share. Karpus Investment Management Profit Sharing Plan owns 625 shares, 500 shares were purchased on November 16, 1998 at a price of $9.00 per share and
125 shares were purchased on August 19, 1999 at a price of $8.25 per share. None of the other Principals presently owns shares.
b) KIM has the sole power to dispose of and to vote all of such Shares
		under limited powers of attorney.
c) The first open market purchase occurred on September 12, 1995. Open
market purchases for the last 60 days for the Accounts.   There have been
no dispositions and no acquisitions, other than by such open purchases, during such period unless indicated.
Date
Shares
Price Per

Date
Shares
Price Per


Share



Share
5/5/00
-5000
8.4375

6/1/00
-3500
7.875
5/8/00
1250
7.75

6/19/00
-4725
8
5/12/00
-2000
7.875

6/22/00
8000
9.0625
5/15/00
-7800
7.7147

6/23/00
24200
8.9375
5/25/00
-10000
7.75

6/23/00
22000
9.0625
5/31/00
-1000
7.875

6/26/00
3750
8.9375




6/26/00
-200
8.9375




6/30/00
2300
9.0625
The Accounts have the right to receive all dividends from, any proceeds
		from the sale of the Shares.  KIM reserves the right to further accumulate
		or sell shares. None of the Accounts has an interest in shares constituting
		more than 5% of the Shares outstanding.
ITEM 6	Contracts, Arrangements, Understandings, or Relationships with Respect
		to Securities of the Issuer.
		Except as described above, there are no contracts, arrangements,
		understandings or relationships of any kind among the Principals and KIM
		and between any of them and any other person with respect to any of DSI
		securities.
ITEM 7	Materials to be Filed as Exhibits
		See Attachment.


Signature
	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
						Karpus Management, Inc.



July 7, 2000 				        By:________________________
      Date						        Signature
						   George W. Karpus, President
      Name/Title















April 25, 2000


June 28, 2000

Re:	Dreyfus Strategic Governments Income (DSI)

Dear:

I would like to congratulate the Board of Directors for approving a proposal to merge the Fund into Dreyfus A Bonds Plus, Inc. which is an open-end investment company.  It has long been my opinion, that within families of funds, there are many similar funds, which are excellent merger candidates for the benefit of all shareholders.

The Board has shown the wisdom in selecting a similar fund within their family to suggest as a merger candidate.  This merger will benefit the shareholders of both funds by creating the opportunity to lower the expense ratio of the Dreyfus A Bonds Plus, Inc. Upon merger of the funds, the previous shareholders of DSI will enjoy the benefit of increased credit quality of their new fund as well as lower expense ratios.

I commend the Board for recognizing their fiduciary duty to the shareholders in taking the necessary steps to close the discount at which DSI has historically traded.  DSI came to market carrying safeguards against substantial discounts (according to the original prospectus) to protect investors in case the market price eroded against the net asset value.

The Board has the wisdom to conform to this provision and the resulting benefit to the shareholders.

Since the Board has recommended this merger, it will no longer be necessary to consider submitting a formal proposal to open end the Fund, which in my opinion is part of my fiduciary duty to my clients holding the Fund.  I further urge the Board to recommend to the shareholders of DSI that they vote for the merger of the funds and will totally support the efforts of the Board to merge funds.

The Board of Directors of Dreyfus A Bonds Plus Fund should also be congratulated for approving the proposal to merge the funds as was announced on June 27, 2000.


Your example should be used by other Boards of Directors in consolidating funds with similar objectives in order to reduce costs for shareholders.

Thank you for taking the time and effort to evaluate the wishes of the shareholders and recognizing the financial advantages that may be gained to the shareholders of each fund.



Sincerely,


George W. Karpus
President & C.E.O.

cc:	Arthur Levitt Jr., Chairman SEC
	David Stephens, Stroock & Stroock & Lavan LLP